[FORM OF OPINION OF BINGHAM MCCUTCHEN LLP]

[               ], 2013

Pioneer Series Trust III 60 State Street Boston, Massachusetts 02109

Pioneer Series Trust V 60 State Street Boston, Massachusetts 02109

Ladies and Gentlemen:

This opinion is furnished to you pursuant to Paragraph 8.4 of the Agreement and Plan of Reorganization (the “Agreement”), dated as of [               ], 2013, by and between Pioneer Series Trust III, a Delaware statutory trust, on behalf of Pioneer Fundamental Value Fund, the sole series thereof, and Pioneer Series Trust V, a Delaware statutory trust, on behalf of Pioneer Disciplined Value Fund, a series thereof.  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.  The Agreement contemplates the acquisition of all of the assets of Pioneer Disciplined Value Fund by Pioneer Fundamental Value Fund in exchange for (a) the assumption by Pioneer Fundamental Value Fund of the liabilities of Pioneer Disciplined Value Fund and (b) the issuance and delivery by Pioneer Fundamental Value Fund to Pioneer Disciplined Value Fund, for distribution, in accordance with Paragraph 1.4 of the Agreement, pro rata to Disciplined Value Fund Shareholders in exchange for their Disciplined Value Fund Shares and in complete liquidation of Pioneer Disciplined Value Fund, of a number of Fundamental Value Fund Shares having an aggregate net asset value equal to the value of such assets, less the amount of such liabilities, of Pioneer Disciplined Value Fund so transferred to Pioneer Fundamental Value Fund (the “Transaction”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement and related documents (collectively, the “Transaction Documents”).  In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies.  We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of Pioneer Series Trust III, on behalf of Pioneer Fundamental Value Fund, and Pioneer Series Trust V, on behalf of Pioneer Disciplined

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Value Fund, each dated as of the date hereof and attached hereto (the “Certificates”).  Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates.  Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), and the regulations, rulings and interpretations thereof in force as of this date.  We assume no obligation to update our opinion to reflect any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

1.
The transfer to Pioneer Fundamental Value Fund of all of the assets of Pioneer Disciplined Value Fund in exchange solely for the issuance of Fundamental Value Shares to Pioneer Disciplined Value Fund and the assumption by Pioneer Fundamental Value Fund of all of the liabilities of Pioneer Disciplined Value Fund, followed by the distribution of such Fundamental Value Shares to the shareholders of Pioneer Disciplined Value Fund in complete liquidation of Pioneer Disciplined Value Fund will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Pioneer Series Trust III and Pioneer Disciplined Value Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.
No gain or loss will be recognized by Pioneer Disciplined Value Fund upon the transfer of Pioneer Disciplined Value Fund’s assets to Pioneer Fundamental Value Fund solely in exchange for Fundamental Value Fund Shares and the assumption by Pioneer Fundamental Value Fund of all of the liabilities of Pioneer Disciplined Value Fund, or upon the distribution of the Fundamental Value Fund Shares by Pioneer Disciplined Value Fund to its shareholders in liquidation, except for (A) any gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code and (C) any other gain that may be required to be recognized as a result of the closing of Pioneer Disciplined Value Fund’s taxable year or upon the transfer of a Disciplined Value Fund Asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

3.
The tax basis in the hands of Pioneer Series Trust III of each asset so transferred will be the same as the tax basis of such asset in the hands of Pioneer Disciplined Value Fund immediately prior to the transfer,

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increased by the amount of gain (or decreased by the amount of loss), if any, recognized by Pioneer Disciplined Value Fund upon the transfer.

4.
The holding period of each asset so transferred in the hands of Pioneer Series Trust III, other than any asset with respect to which gain or loss is required to be recognized, will include in each instance the period during which such asset was held by Pioneer Disciplined Value Fund (except where investment activities of Pioneer Fundamental Value Fund have the effect of reducing or eliminating the holding period with respect to an asset).

5.
No gain or loss will be recognized by Pioneer Series Trust III upon receipt of the assets solely in exchange for Fundamental Value Fund Shares and the assumption by Pioneer Fundamental Value Fund of the liabilities of Pioneer Disciplined Value Fund.

6.	No gain or loss will be recognized by Disciplined Value Fund Shareholders upon the exchange of their Disciplined Value Fund Shares solely for Fundamental Value Fund Shares as part of the Transaction.

7.
The aggregate tax basis of Fundamental Value Fund Shares that each Disciplined Value Fund Shareholder receives in the Transaction will be the same as the aggregate tax basis of the Disciplined Value Fund Shares exchanged therefor.

8.
Each Disciplined Value Fund Shareholder’s holding period for the Fundamental Value Fund Shares received in the Transaction will include the holding period of the Disciplined Value Fund Shares exchanged therefor, provided that the Disciplined Value Fund Shareholder held such Disciplined Value Fund Shares as capital assets on the date of the exchange.

This opinion is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

BINGHAM McCUTCHEN LLP